Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of EF Hutton Acquisition Corp. (the “Company”) on Form S-1 of our report dated May 4, 2021, except for Note 1, Note 4, Note 5, Note 7 and Note 8 as to which the date is October 8, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of EF Hutton Acquisition Corp. as of March 22, 2021 and for the period from March 3, 2021 (inception) through March 22, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Boston, MA

October 29, 2021